Exhibit 99.1

FOR IMMEDIATE RELEASE - May 25, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD.
(TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES FIRST QUARTER RESULTS FOR 2009

Petroflow Energy Ltd.  (“Petroflow” or the “Company”) is pleased to announce that it has filed with Canadian and US securities regulatory authorities its unaudited consolidated financial statements for the three months ended March 31, 2009, and the accompanying Management’s Discussion and Analysis and Certification of Interim Filings following becoming a non-venture issuer.  These filings are available in their entirety at www.sedar.com and in the US at www.sec.gov/edgar.  A summary of these results is given below.

Certain selected financial and operational information for the three months ended March 31, 2009 and March 31, 2008 comparatives are set out below and should be read in conjunction with Petroflow’s unaudited financial statements complete with the notes to the financial statements and related MD&A.

OVERVIEW AND HIGHLIGHTS

Petroflow’s average sales production rate grew to 3,462 boe per day a 60% increase over the first quarter of 2008 average sales production of 2,159 per day and an 8% increase over the fourth quarter of 2008 average sales production of 3,201 boe per day.

The Company continues to concentrate its capital expenditures in Oklahoma.  The Company drilled one salt water disposal well and one natural gas well in the first quarter of 2009 and put the natural gas well and 6 wells drilled in the fourth quarter of 2008 on stream.

Maintaining financial and operational flexibility remains a key element in Petroflow’s business model.  In the first quarter of 2009, the Company invested $15.2 million, which is consistent with the $15.3 million spent in the first quarter of 2008.

Funds from operations declined by 61% in the first quarter of 2009 to $1.3 million from $3.3 million in the first quarter of 2008.

Funds from operations for the first quarter were negatively impacted due to the decrease in commodity prices in the first quarter of 2009 which more than offset increases in production.

During the first quarter of 2009, Petroflow’s average operating netback per boe (defined as revenue net of commodity derivatives; less, royalties, operating costs and transportation costs) was $17.39 per boe.

The realized gain on hedges was reduced by $1.8 million due to the purchase cost of additional puts in the period.  The particular hedges will allow the Company to profit from price increase in the future.

The Company recorded an $18,000 net loss in the first quarter of 2009 ($0.00 per share - basic and diluted) compared to a net loss of $2.2 million ($0.07 per share - basic and diluted) in the same period of 2008.  The decrease in commodity prices in the first quarter of 2009 more than offset increases in production.

The global economic and financial crisis has continued to reduce liquidity in financial markets, restrict access to financing and cause significant demand destruction for commodities and lower pricing.  These have continued to affect the economy in the first quarter of 2009 and continue to impact the performance of the Company going forward.   The Company will continue to be flexible in its capital spending in order to respond to changes in commodity prices, costs and capital markets.   In this regard, the Company has temporarily suspended its drilling activities subsequent to March 31, 2009.  The Company intends to resume drilling when circumstances warrant.

After the first quarter of 2009, Petroflow renegotiated its bank debt covenants to provide greater assurance in meeting its ongoing financial commitments.

Petroflow is pleased to announce its financial and operational results for the three months ended March 31, 2009

Financial and Operating Summary

	Quarter ended March 31,
	2009	2008	% Change
Financials
Oil sales	1,947,888	2,756,771	(29%)
Natural gas and NGL sales	7,624,587	7,463,339	2%
Total oil, natural gas and NGL revenue	9,572,475	10,220,110	(6%)
Funds from operations (1)	1,293,023	3,317,143	(61%)
Per share basic and diluted ($)	0.04	0.11	(62%)
Net earnings (loss)	(17,822)	(2,158,880)	(99%)
Per share basic and diluted ($)	(0.00)	(0.07)	(65%)
Capital expenditures	15,155,954	15,251,193	(1%)
Net debt (end of period)	151,289,336	90,710,662	67%
Operating Highlights
Production:
Oil (bbls per day)	419	332	26%
Natural gas and NGL (mcf per day)	18,255	10,960	67%
Total (boe per day) (6:1)	3,462	2,159	60%
Average realized price:
Oil ($ per bbl)	51.66	92.25	(44%)
Natural gas and NGL ($ per mcf)	4.64	7.47	(38%)
Realized gain (loss) on commodity contracts	4.65	(0.40)	(1,272%)
Combined average ($ per boe)	35.38	51.62	(31%)
Netback ($ per boe)
Oil, natural gas and NGL sales	30.73	52.02	(31%)
Royalties	6.51	11.49	(43%)
Operating expenses	11.48	8.69	32%
Transportation expenses	-	0.60	(100%)
Operating netback	17.39	30.84	(44%)
G&A expense	6.89	6.11	13%
Interest expense	6,34	8.01	(21%)
Corporate netback	4.16	16.72	(75%)
Common shares
Common shares outstanding, end of period	29,532,594	29,242,344	1%
Weighted average basic shares outstanding	29,865,715	29,242,344	2%
(1)
Management uses funds from operations (before changes in non-cash working capital) to analyze operating performance and leverage.  Funds from operations as presented does not have any standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other entities.

Operational Update:

Oklahoma

The Company drilled 2 wells in 2009, compared to 5 wells in the same period of 2008.  One of the wells was a salt water disposal well.  The Company put 7 wells on production in first quarter of 2009 compared to 8 wells in the same period for 2008.

Texas

There was no drilling on this property during 2009.  The Permian Basin in Midland is considered to be a steady cash flow property and has a positive impact on the Company’s overall operations.  This property currently produces on average 72 boes a day.

Canada (Alberta)

Capital expenditures in Canada were limited to further testing of the Company’s two potential coal bed methane wells. These wells remain prospective at this time.

Forward-Looking Statements:

This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

For additional information, please contact the following:

Mr. John Melton, CEO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd. 985.796.8080 www.petroflowenergy.com	Petroflow Energy Ltd. 403.539.4320 www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.